Via Facsimile and U.S. Mail
Mail Stop 4720

November 6, 2009

Mr. Yan Tsang
Super Luck, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

        Re: **Super Luck, Inc.**
               Form 10-K for the year ending November 30, 2008
               File Number: 0-51817

Dear Mr. Tsang:

      We have reviewed your October 20, 2009 response to our September 10, 2009 letter and have the following comment.   In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements for the year ended November 30, 2008

1. We have read your response to our comment one. Please address the following:
- Tell us why 70% of the revenues that are to be received from CHML would not be considered more than a majority of the residual returns pursuant to paragraph 5b of FIN 46R. Refer to Appendix A in FIN 46R for clarification of determining expected residual returns.
- Please tell us what was the business purpose and accounting consequences of transferring the production and sales rights from CHML to BSTL in the IP Transfer agreement with a subsequent transfer back to CHML the next day in the Sales and Production agreement.
- Tell us why CHML must pay BSTL 70% of the revenues when CHML owned the rights initially and transferred them to BSTL at no cost. In addition, the agreement states that CHML will incur all of the production costs.

                        *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant